UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

DONEGAL GROUP INC.
(Name of Issuer)
Class A Common Stock
Class B Common Stock
(Title of Class of Securities)
Class A: 257701201
Class B: 257701300
(CUSIP Number)
Gregory M. Shepard
7028 Portmarnock Place
Bradenton, FL 34202
(309) 310-1331
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 23, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Class A 257701201; Class B 257701300

1	NAMES OF REPORTING PERSONS Gregory M. Shepard

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		Class A 3,513,220; Class B 382,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		Class A 3,513,220; Class B 382,000

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Class A 3,513,220; Class B 382,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Class A 17.53%; Class B 6.85%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

SCHEDULE 13D

ITEM 1.	SECURITY AND ISSUER.
The Schedule 13D filed with the Securities and Exchange Commission on July 12, 2010 (the “Initial 13D”) by the Filing Person with respect to the Class A Shares and Class B Shares of Donegal Group Inc., a Delaware corporation (the “Issuer”), is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
ITEM 3 OF THE INITIAL 13D IS HEREBY AMENDED TO ADD THE FOLLOWING:
The Filing Person owns 3,513,220 Class A Shares and 382,000 Class B Shares purchased for $50,789,442 and $6,381,868, respectively (including commissions). The source of funding for the purchase of these Shares was personal funds.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.
ITEMS 5 (a) AND 5 (b) OF THE INITIAL 13D ARE HEREBY AMENDED AND RESTATED IN THEIR ENTIRETY AS FOLLOWS:
a)
As of the close of business on May 24, 2011, the Filing Person may be deemed to beneficially own, in the aggregate, 3,513,220 Class A Shares and 382,000 Class B Shares, representing approximately 17.53% and 6.85%, respectively, of the Issuer’s outstanding Class A Shares and Class B Shares (based upon the 20,043,002 Class A Shares and 5,576,775 Class B Shares stated to be outstanding as of April 29, 2011 by the Issuer in the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission on May 5, 2011).

b)
The Filing Person has sole voting power and sole dispositive power with respect to 3,513,220 Class A Shares and 382,000 Class B Shares. The Filing Person has voting power in the aggregate equal to approximately 9.7%.

ITEM 5 (c) OF THE INITIAL 13D IS HEREBY AMENDED TO ADD THE FOLLOWING:
c)
The following table sets forth all purchases with respect to Class A Shares and Class B Shares effected during the past sixty (60) days by the Filing Person. All such transactions were effected in the open market, and the table excludes commissions paid.

	# of Class A	Purchase
	Shares	Price	Amount
Date	Purchased	Per Share	Paid
03/29/11	4,451	12.8344	57,170.42
03/30/11	3,018	13.1479	39,710.54
04/01/11	1,280	13.3500	17,100.80
04/07/11	2,097	13.7003	28,750.50
04/08/11	5,228	13.7419	71,894.93
04/11/11	9,986	13.6595	136,503.63
04/12/11	1,574	13.6588	21,514.69
04/13/11	10,008	13.3231	133,437.66
04/14/11	2,311	13.2596	30,666.05
04/15/11	7,736	13.2750	102,772.76
04/18/11	4,967	13.2074	65,650.83
04/19/11	4,883	13.2369	64,684.61
04/20/11	1,625	13.3698	21,742.18
04/21/11	4,000	13.5769	54,347.60
04/25/11	2,700	13.2544	35,813.88
04/26/11	100	13.4500	1,346.00
04/28/11	3,176	13.4957	42,894.10
04/29/11	3,909	13.4013	52,424.77
05/03/11	4,400	13.1828	58,048.32
05/04/11	4,700	13.2308	62,231.76
05/05/11	17,632	13.0649	230,536.64
05/06/11	7,556	13.1294	99,281.31
05/09/11	2,600	13.1597	34,241.22
05/10/11	2,631	13.3366	35,114.90
05/11/11	6,031	13.2762	80,129.07
05/12/11	485	13.2800	6,445.65
05/13/11	5,458	13.6101	74,338.51
05/17/11	7,392	13.3186	98,525.01
05/17/11	15,450	13.1500	203,167.50	(1)
05/18/11	5,449	13.3130	98,525.01
05/19/11	8,778	13.2727	116,595.54
05/20/11	5,691	13.2574	75,504.77
05/23/11	6,323	13.0761	82,743.41
05/24/11	53,839	13.1065	706,179.24

	# of Class B	Purchase
	Shares	Price	Amount
Date	Purchased	Per Share	Paid
03/31/11	100	16.7500	1,676.00
05/04/11	587	16.4575	9,666.42
05/06/11	200	16.4000	3,282.00
05/11/11	95	17.0000	1,615.95
05/13/11	400	16.9375	6,779.00
05/18/11	1,305	16.5139	21,563.69
(1)
15,450 shares of Class A Common Stock of Donegal Group Inc. received by Gregory M. Shepard on May 17, 2011 were part of the merger consideration for 72,400 Union National Financial Corporation “UNNF” common shares owned by Mr. Shepard. Mr. Shepard voted against the UNNF merger; exercised his rights to dissent from the merger; did not voluntarily sell or exchange his UNNF shares; and has not yet received notice from UNNF as to the status of his dissenters’ rights request.

SIGNATURE
After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
DATED: May 24, 2011

Gregory M. Shepard